Munich American Reassurance Company

Automatic YRT Reinsurance Agreement

between

TIAA-CREF Life Insurance Company

New York, New York

(hereinafter referred to as the “Ceding Company”)

and

Munich American Reassurance Company

Atlanta, Georgia

(hereinafter referred to as “MARC”)

Effective March 1, 2006

Treaty # 3380

Article 10 - CREDIT FOR RESERVES		17
Article 11 - RETENTION LIMIT CHANGES		18
Article 12 - RECAPTURE		19
Article 13 - GENERAL PROVISIONS		20
13.1	Currency	20
13.2	Premium Tax	20
13.4	Minimum Cession	20
13.5	Inspection of Records	20
MARC and the Ceding Company, or their duly authorized representatives, will have the right to inspect original papers, records, and all documents relating to the business reinsured under this Agreement including underwriting, claims processing, and administration. Such access will be provided during regular business hours at the office of the inspected party.		20
13.6	Forms, Manuals & Issue Rules	20
13.7	Interest Rate	20
13.8	Other	21
Article 14 - DAC TAX		22
Article 15 - OFFSET		23
Article 16 - INSOLVENCY		24
16.1	Insolvency of a Party to this Agreement	24
16.2	Insolvency of the Ceding Company	24
16.3	Insolvency of MARC	25
Article 18 - DISPUTE RESOLUTION		27
Article 19 - ARBITRATION		28
Article 20 - CONFIDENTIALITY		30
Article 21 - DURATION OF AGREEMENT		32
Article 22 - EXECUTION		33

Exhibits

A	–	Retention Limits of the Ceding Company
B	–	Plans Covered and Binding Limits
C	–	Allocation Rules for Placement of Facultative Cases
D	–	Reinsurance Premiums
E	–	Conversion Premiums
F	–	Self-Administered Reporting
G	–	List of Risks Reinsured
H	–	List of Amendments
I	–	In-Force Summary
J	–	Application for Facultative Reinsurance Form

Article 1 - PREAMBLE

1.1	Parties to the Agreement

This is a YRT agreement for indemnity reinsurance (the “Agreement”) solely between TIAA-CREF Life Insurance Company, of New York, New York (the “Ceding Company”), and Munich American Reassurance Company of Atlanta, Georgia (“MARC”), collectively referred to as the “parties”.

The acceptance of risks under this Agreement will create no right or legal relationship between MARC and the insured, owner or beneficiary of any insurance policy or other contract of the Ceding Company.

The Agreement will be binding upon the Ceding Company and MARC and their respective successors and assigns.

1.2	Compliance

This Agreement applies only to the issuance of insurance by the Ceding Company in a jurisdiction in which it is properly licensed.

The Ceding Company represents that, to the best of its knowledge, it is in compliance with all state and federal laws applicable to the business reinsured under this Agreement. In the event the Ceding Company is found to be in non-compliance with any law material to this Agreement, the Agreement will remain in effect and MARC shall not be held liable for any non-compliance of the Ceding Company.

1.3	Construction

This Agreement will be construed in accordance with the laws of the state of New York.

1.4	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

1.5	Severability

If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

Article 2 - AUTOMATIC REINSURANCE

2.1	General Conditions

The Ceding Company will automatically cede to MARC new business as defined in Section 2.2 on the life insurance policies, supplementary benefits, and riders listed in Exhibit B issued on and after the effective date of this Agreement. The basis for the automatic reinsurance is shown in Exhibit B.

MARC will automatically accept its share of the above-referenced policies up to the limits shown in Exhibit B, provided that:

(a)	The insured, at the time of the application, must be a permanent resident of the United States, including residents of US protectorates and Puerto Rico and persons serving in the US armed services abroad, or a permanent resident of Canada.

(b)	the Ceding Company keeps its retention, as specified in Exhibit A,

(c)	the Ceding Company applies its normal underwriting standards and guidelines in accordance with Section 2.4 of this article and Article 13.6,

(d)	the total of the issued and applied for amount of insurance with the Ceding Company on a life, including contractual increases, does not exceed the Automatic Binding Limits set out in Exhibit B,

(e)	the amount of life insurance in force in all companies, including any coverage to be replaced plus the amount currently applied for on that life in all companies, does not exceed the Jumbo Limit stated in Exhibit B, and

(f)	the application is on a life that has not been submitted facultatively to MARC or any other reinsurer within the past 3 years, unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement.

2.2	New Business

New business as defined in this article and Article 8.2 are those policies on which (a) the Ceding Company has obtained complete and current underwriting evidence on the full amount issued, (b) the full normal commissions are paid by the Ceding Company for the new plan, and (c) the suicide and contestable provisions apply from the effective date of the new plan.

2.3	Retained Amounts

The Ceding Company may not reinsure on any basis other than for financial reinsurance purposes any portion of the amount it has retained on the business covered under this Agreement, without prior notification to MARC.

2.4	Underwriting Standards

The parties hereby declare and agree that all policies and benefits covered under this Agreement shall be issued in accordance with the Ceding Company’s normal underwriting standards and guidelines. Any subsequent material changes to the underwriting standards and guidelines shall be subject to the approval of MARC in writing before being applied to policies and benefits to be covered by this Agreement.

Article 3 - FACULTATIVE REINSURANCE

3.1	The Ceding Company may submit any application on a plan or rider identified in Exhibit B to MARC for its consideration on a facultative basis.

The Ceding Company will apply for reinsurance on a facultative basis by sending to MARC an Application for Facultative Reinsurance, providing the information outlined in Exhibit J. Accompanying this Application will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners’ reports, attending physicians’ statements, inspection reports, and any other information bearing on the insurability of the risk. The Ceding Company also will notify MARC of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment will be immediately transmitted to MARC.

After consideration of the Application for Facultative Reinsurance and related information, MARC will promptly inform the Ceding Company of its underwriting decision. MARC’s offer will expire at the end of 120 days, unless otherwise specified by MARC.

If the underwriting decision is acceptable, the Ceding Company will notify MARC in writing or through electronic means of its acceptance of the offer.

Unless the Ceding Company gives notification before the expiration date, there shall not be any reinsurance on the risk and errors and omissions as stated in Article 17 will not apply.

Article 4 - COMMENCEMENT OF LIABILITY

4.1	Automatic Reinsurance

For automatic reinsurance, MARC’s liability for amounts ceded hereunder will commence at the same time as the Ceding Company’s liability.

4.2	Facultative Reinsurance

For facultative reinsurance, MARC’s liability will commence at the same time as the Ceding Company’s liability, provided that MARC has made a facultative offer and that offer was accepted in accordance with the terms of this Agreement.

4.3	Conditional Receipt or Temporary Insurance

Not applicable.

Article 5 - REINSURED RISK AMOUNT

The net amount at risk of the policy is defined as the policy death benefit less the cash value, account value, or terminal reserve. The reinsured net amount at risk for automatic policies is determined by multiplying the total net amount at risk on the policy by MARC’s share as defined in Exhibit B. For variable amount plans, the net amount at risk is calculated using the account value in effect at the end of the monthly reinsurance billing period. The Ceding Company will maintain a quota share retention on each policy, up to the maximum limits of its retention per life for the insured’s issue age and rating, as shown in Exhibit A. Risk amounts above that limit will be reinsured under the terms of this Agreement on an excess basis.

Any change in the net amount at risk due to changes in the policy’s cash value or account value will be shared proportionately between the Ceding Company and MARC.

Article 6 - PREMIUM ACCOUNTING

6.1	Premiums

Reinsurance premium rates and allowances for life insurance and other benefits reinsured under this Agreement are shown in Exhibit D.

6.2	Payment of Premiums

Reinsurance premiums are payable annually in advance based upon the net amount at risk at the policy anniversary. The Ceding Company will calculate the amount of reinsurance premium due and, within ten (10) days after the end of the quarter, will send MARC a statement that contains the information shown in Exhibit F, showing reinsurance premiums due for that period. If an amount is due MARC, the Ceding Company will remit that amount together with the statement. If an amount is due the Ceding Company, MARC will remit such amount within twenty (20) days of receipt of the statement.

6.3	Delayed Payment

Premium balances that remain unpaid for more than thirty (30) days after the Remittance Date will incur interest from the end of the reporting period. The Remittance Date is defined as thirty (30) days after the end of the reporting period. Interest will be calculated using the index specified in Article 13.7.

6.4	Failure to Pay Premiums

The payment of reinsurance premiums is a condition precedent to the liability of MARC for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within sixty (60) days of the Remittance Date, MARC will have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If MARC elects to exercise its right of termination, it will give the Ceding Company sixty (60) days written notice of its intention. Such notice will be sent by certified mail.

If all reinsurance premiums in arrears, including any that become in arrears during the thirty (30) day notice period, are not paid before the expiration of the notice period, MARC will be relieved of all liability under those policies as of the last date to which premiums have been paid for each policy. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date to which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid on or before their Remittance Dates.

Terminated reinsurance may be reinstated, subject to approval by MARC, within thirty (30) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. MARC will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice MARC’s right to collect premiums for the period during which reinsurance was in force prior to the expiration of the sixty (60) days notice.

The Ceding Company will not force termination under the provisions of this Article solely to avoid the provisions regarding recapture in Article 12, or to transfer the reinsured policies to another reinsurer.

6.5	Premium Rate Guarantee

Although MARC anticipates that the premium rates in Exhibit D will apply indefinitely, it guarantees only that the premium rates applicable to the business reinsured under this Agreement will not exceed the greater of:

(1)	the reinsurance premium rates specified in Exhibit D, and

(2)	YRT net premiums at the applicable statutory minimum valuation mortality table and statutory maximum interest rate for the reinsured business.

If MARC increases its YRT rates on any block of business reinsured under this agreement on which the ceding company has not raised its retail premiums or cost-of-insurance charges, the Ceding Company may recapture that block as of the effective date of the increase in YRT rates. MARC will return any unearned premium to the Ceding Company. Any other amounts due and unpaid would also be paid at that time.

Article 7 - REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other material feature of a policy reinsured under this Agreement, MARC will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Ceding Company will notify MARC of any such change within thirty (30) days of its effective date.

7.1	Reductions and Terminations

In the event of the reduction, lapse, or termination of a policy or policies reinsured under this Agreement or any other agreement, the Ceding Company will, reduce or terminate reinsurance on that life. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Ceding Company maintains its retention as defined under this Agreement.

The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If a fully retained policy on a life that is reinsured under this Agreement is terminated or reduced, the Ceding Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy or policies will be terminated.

MARC will refund any unearned reinsurance premiums net of allowances. However, the reinsured portion of any policy fee will be deemed earned for a policy year if the policy is reinsured during any portion of that policy year.

7.2	Increases

(a)	Noncontractual Increases

If the amount of insurance is increased as a result of a noncontractual change, the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures and will be considered new reinsurance under this Agreement. MARC’s approval is required if the original policy was reinsured on a facultative basis or if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Exhibit B.

The Ceding Company and MARC will share the increased amount proportionately. Once the Ceding Company’s maximum retention has been reached, the remaining amount will be reinsured on an excess basis. Premiums for the additional reinsurance will be at the new-issue rate from the point of increase.

(b)	Contractual Increases

For policies reinsured on an automatic basis, reinsurance of increases in amount resulting from contractual policy provisions will be accepted only up to the Automatic Binding Limits shown in Exhibit B.

For policies reinsured on a facultative basis, reinsurance will be limited to the ultimate amount shown in MARC’s facultative offer. Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue age of the policy.

7.3	Risk Classification Changes

If the policyholder requests a Table Rating reduction or removal of a Flat Extra, such change will be underwritten according to the Ceding Company’s normal underwriting practices. Risk classification changes on facultative policies will be subject to MARC’s approval.

7.4	Reinstatement

If a policy reinsured on an automatic basis is reinstated in accordance with its terms and in accordance with Ceding Company rules and procedures, MARC will, upon notification of reinstatement, reinstate the reinsurance coverage. If a policy reinsured on a facultative basis is reinstated, approval by MARC will be required prior to the reinstatement of the reinsurance if the Ceding Company’s regular reinstatement rules indicate that more evidence than a Statement of Good Health is required.

Upon reinstatement of the reinsurance coverage, the Ceding Company will pay the contractual reinsurance premiums plus accrued interest for the period and at the interest rate for which it receives premiums in arrears.

7.5	Nonforfeiture Benefits

(a)	Extended Term

If the original policy lapses and extended term insurance is elected under the terms of the policy, reinsurance will continue on the same basis as under the original policy until the expiry of the extended term period.

The amount reinsured and the amount retained will be reduced proportionately. The reinsurance premiums will be calculated in the same manner as reinsurance premiums were calculated on the original policy.

Article 8 - CONVERSIONS, EXCHANGES, AND REPLACEMENTS

If a policy reinsured under this Agreement is converted, exchanged or replaced, the Ceding Company will promptly notify MARC. Unless mutually agreed otherwise, policies that are not reinsured with MARC and that exchange or convert to a plan covered under this Agreement will not be reinsured hereunder.

8.1	Conversions

MARC will continue to reinsure policies resulting from the contractual conversion of any policy reinsured under this Agreement, in an amount not to exceed the original amount reinsured hereunder. If the plan to which the original policy is converting is reinsured by MARC, either under this Agreement or under a different Agreement, reinsurance premium rates for the resulting converted policy will be those contained in the Agreement that covers the plan to which the original policy is converting. However, if the new plan is not reinsured by MARC, reinsurance premiums for a policy resulting from a contractual conversion will be agreed upon between the parties. Reinsurance premiums and any allowances for conversions will be on a point-in-scale basis from the original issue age of the policy.

If the conversion results in an increase in the risk amount, the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures. MARC will accept such increases, subject to the new business provisions of this Agreement. Reinsurance premiums and any allowances for increased risk amounts will be first-year premiums at the agreed-upon premium rate.

8.2	Exchanges and Replacements

A policy resulting from an internal exchange or replacement will be underwritten by the Ceding Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. If the Ceding Company’s guidelines treat the policy as new business, then the reinsurance will also be considered new business. For purposes of this Article, new business is defined as those policies on which:

(a)	the Ceding Company has obtained complete and current underwriting evidence on the full amount; and

(b)	the full normal commissions are paid by the Ceding Company for the new plan; and

(c)	the Suicide and Contestable provisions apply from the effective date of the new plan.

MARC’s approval to exchange or replace the policy will be required if the original policy was reinsured on a facultative basis.

If the Ceding Company’s guidelines do not treat the policy as new business, the exchange or replacement will continue to be ceded to MARC. The rates will be based on the original issue age, underwriting class and duration since the issuance of the original policy.

Article 9 - CLAIMS

Claims covered under this Agreement include only death claims, which are those due to the death of the insured on a policy reinsured under this Agreement, and any additional benefits specified in Exhibit B, which are provided by the underlying policy and are reinsured under this Agreement.

9.1	Notice

The Ceding Company will notify MARC, as soon as reasonably possible, after it receives a claim on a policy reinsured under this Agreement.

9.2	Proofs

The Ceding Company will promptly provide MARC with proper claim proofs, including a copy of the proof of payment by the Ceding Company, a copy of the claimant statement and a copy of the insured’s death certificate. In addition, for contestable claims, the Ceding Company will send to MARC a copy of all papers in connection with the claim, including investigation papers and the underwriting file and underwriter’s notes.

9.3	Claims Management Standards

The Ceding Company’s adherence to their claims management guidelines is a condition precedent to the continuation of payments of reinsured claims under this reinsurance agreement. The Ceding Company shall submit to MARC a copy of its claims management guidelines in effect at the commencement of this Agreement. Any contemplated changes in the claims management guidelines shall be discussed with MARC before implementation. Any material modifications are subject to MARC’s written approval prior to implementation. A copy of the current guidelines shall be provided to MARC upon request.

The Ceding Company will contact MARC for MARC’s opinion prior to paying a claim as a business exception. A business exception is a claim that is paid outside of the ordinary course of business and is not within the parameters of the claims management guidelines provided by the Ceding Company at inception, or if modified, approved by MARC at the time the exception is requested.

9.4	Amount and Payment of Reinsurance Benefits

As soon as MARC receives proper claim notice and proof of the claim, MARC will promptly examine the claim and pay the reinsurance benefits due the Ceding Company as appropriate. The Ceding Company’s contractual liability for policies reinsured under this Agreement is binding on MARC. However, for claims incurred during the contestable period if the total amount of reinsurance ceded to all Reinsurers on the policy is greater than the amount retained by the Ceding Company, or if the Ceding Company retained less than its usual retention on the policy, the Ceding Company will consult with MARC before conceding liability or making settlement to the claimant. The Ceding Company will wait at least ten (10) business days for MARC’s recommendation.

The total reinsurance recoverable from all companies will not exceed the Ceding Company’s total contractual liability on the policy, less the amount retained. The maximum reinsurance death benefit payable to the Ceding Company under this Agreement is the risk amount specifically reinsured with MARC. MARC will also pay its proportionate share of the interest that the Ceding Company pays on the death proceeds until the date of settlement.

Life benefit payments will be made in a single sum, regardless of the Ceding Company’s settlement options.

9.5	Contestable Claims

The Ceding Company will promptly notify MARC of its intention to contest, compromise, or litigate a claim involving a reinsured policy. The Ceding Company will also promptly and fully disclose all information relating to the claim. Once notified, MARC will have fifteen (15) business days to notify the Ceding Company in writing of its decision to accept participation in the contest, compromise, or litigation. If MARC has accepted participation, the Ceding Company will promptly advise MARC of all significant developments in the claim investigation, including notification of any legal proceedings against it in response to denial of the claim.

If MARC does not accept participation, MARC will then fulfill its obligation by paying the Ceding Company its full share of the reinsurance amount, and will not share in any subsequent reduction or increase in liability.

If MARC accepts participation and the Ceding Company’s contest, compromise, or litigation results in a reduction or increase in liability, MARC will share in any such reduction or increase in proportion to its share of the risk on the contested policy.

9.6	Claim Expenses

MARC will pay its share of reasonable claim investigation and legal expenses connected with the litigation or settlement of contractual liability claims unless MARC has discharged its liability pursuant to Section 9.5 above. If MARC has so discharged its liability, MARC will not participate in any expenses incurred thereafter.

MARC will not reimburse the Ceding Company for routine claim and administration expenses, including but not limited to the Ceding Company’s home office expenses, compensation of salaried officers and employees, and any legal expenses other than third party expenses incurred by the Ceding Company. Claim investigation expenses do not include expenses incurred by the Ceding Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits.

Furthermore, MARC will not reimburse the Ceding Company for any expenses if said expense was not incurred by the Ceding Company while investigating, defending or settling a claim.

9.7	Misrepresentation or Suicide

If the Ceding Company returns premium to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, MARC will refund its proportionate share of the premium refund to the Ceding Company in lieu of any other form of reinsurance benefit payable under this Agreement.

9.8	Misstatement of Age or Sex

In the event of a change in the amount of the Ceding Company’s liability on a reinsured policy due to a misstatement of age or sex, MARC’s liability will change proportionately. The face amount of the reinsured policy will be adjusted from the inception of the policy, and any difference will be settled without interest.

9.9	Extra-Contractual Damages

MARC will not participate in punitive or compensatory damages that are awarded against the Ceding Company as a result of an act, omission, or course of conduct committed solely by the Ceding Company, its agents, or representatives in connection with claims covered under this Agreement. MARC will, however, pay its share of statutory penalties awarded against the Ceding Company in connection with claims covered under this Agreement if MARC elected in writing to join in the contest of the coverage in question.

The parties recognize that circumstances may arise in which equity would require MARC, to the extent permitted by law, to share proportionately in punitive and compensatory damages. Such circumstances are difficult to define in advance, but would generally be those situations in which MARC was an active party and, in writing, recommended, consented to, or ratified the act or course of conduct of the Ceding Company that ultimately resulted in the assessment of the extra-contractual damages. In such situations, MARC and the Ceding Company will share such damages so assessed, in equitable proportions.

For purposes of this Article, the following definitions will apply.

“Punitive Damages” are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute.

“Compensatory Damages” are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

“Statutory Penalties” are those amounts awarded as a penalty, but are fixed in amount by statute.

Article 10 - CREDIT FOR RESERVES

The parties intend that the Ceding Company will receive full statutory reserve credit in its state of domicile for the insurance risks ceded to MARC. The parties agree to make all reasonable efforts to ensure that this is accomplished.

The Ceding Company will provide a reserve summary for business reinsured under this agreement to MARC on an annual basis, along with a detailed description of its reserving assumptions and any changes in these assumptions applicable to each calendar year.

The Ceding Company will promptly communicate any change in its reserve assumptions to MARC. MARC reserves the right to make changes to the reinsurance allowances under this Agreement if any change the Ceding Company makes to its reserving methodology results in differences in the level of the reserves it must hold on a statutory basis. Any such change to the allowances will correspond to the change in costs MARC incurs due to the change in statutory reserves of the Ceding Company.

Article 11 - RETENTION LIMIT CHANGES

If the Ceding Company changes its maximum retention limits as shown in Exhibit A, it will provide MARC with written notice of the intended changes thirty (30) days in advance of their effective date.

A change to the Ceding Company’s maximum retention limits will not affect the reinsured policies in force except as specifically provided elsewhere in this Agreement. Furthermore, unless agreed between the parties, an increase in the Ceding Company’s retention schedule will not effect an increase in the total risk amount that it may automatically cede to MARC.

Article 12 - RECAPTURE

Recapture is not available until the end of the 10th policy year, and then must be in conjunction with an increase in the Ceding Company’s maximum schedule of retention. The amount eligible for recapture will be the difference between the amount originally retained and the amount the Ceding Company would have retained on the same quota share basis had the new retention schedule been in effect at the time of issue.

Article 13 - GENERAL PROVISIONS

13.1	Currency

All payments and reporting by both parties under this Agreement will be made in United States dollars.

13.2	Premium Tax

MARC will not reimburse the Ceding Company for premium taxes.

13.4	Minimum Cession

The Ceding Company will not cede a policy to MARC unless the amount to be reinsured at issue exceeds the Initial Minimum Cession amount shown in Exhibit B.

Reinsurance will be cancelled on any policy when its reinsured net amount at risk falls below the Trivial Amount limit shown in Exhibit B.

13.5	Inspection of Records

MARC and the Ceding Company, or their duly authorized representatives, will have the right to inspect original papers, records, and all documents relating to the business reinsured under this Agreement including underwriting, claims processing, and administration. Such access will be provided during regular business hours at the office of the inspected party.

13.6	Forms, Manuals & Issue Rules

The Ceding Company affirms that its retention schedule, underwriting guidelines, issue rules, premium rates, policy forms, claims management guidelines and normal standards and guidelines relating to exchange and replacements applicable to the Reinsured Policies and in use as of the effective date, have been supplied to MARC.

It is the Ceding Company’s responsibility to ensure that its practice and applicable forms are in compliance with current Medical Information Bureau (MIB) guidelines.

13.7	Interest Rate

If, under the terms of this Agreement, interest is accrued on amounts due either party, such interest will be calculated using the 180 day treasury rate as reported in the Wall Street Journal on the date the payment becomes due, except as it pertains to Article 9 and as outlined elsewhere in this Agreement.

13.8	Other

MARC will not participate in gross annual premiums and policy fees paid by the policyholder, expense charges, cash values, accumulation fund amounts, dividends, nor any benefits not expressly referred to herein.

Article 14 - DAC TAX

The parties to this Agreement agree to the following provisions pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended:

(a)	The term ‘party’ refers to either the Ceding Company or MARC, as appropriate.

(b)	The terms used in this Article are defined by reference to Regulation Section 1.848-2, effective December 29, 1992.

(c)	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

(d)	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

(e)	The Ceding Company will submit a schedule to MARC by April 1 of each year with its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year. MARC may contest such calculation by providing an alternative calculation to the Ceding Company in writing within thirty (30) days of MARC’s receipt of the Ceding Company’s calculation. If MARC does not so notify the Ceding Company within the required timeframe, MARC will report the net consideration as determined by the Ceding Company in MARC’s tax return for the previous calendar year.

(f)	If MARC contests the Ceding Company’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date MARC submits its alternative calculation. If the Ceding Company and MARC reach an agreement on an amount of net consideration, each party will report the agreed upon amount in its tax return for the previous calendar year.

(g)	Both the Ceding Company and MARC represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the Internal Revenue Code of 1986, as amended.

Article 15 - OFFSET

Any debts or credits, in favor of or against either MARC or the Ceding Company with respect to this Agreement or any other reinsurance agreement between the parties, are deemed mutual debts or credits and may be offset and only the balance will be allowed or paid.

The right of offset will not be affected or diminished because of the insolvency of either party.

Article 16 - INSOLVENCY

16.1	Insolvency of a Party to this Agreement

A party to this Agreement will be deemed insolvent when it:

(a)	applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor of its properties or assets; or

(b)	is adjudicated as bankrupt or insolvent; or

(c)	files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid insolvency or makes formal application for any bankruptcy, dissolution, liquidation or similar law or statute; or

(d)	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party’s domicile.

16.2	Insolvency of the Ceding Company

In the event of the insolvency of the Ceding Company, all reinsurance payments due under this Agreement will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Ceding Company, without diminution because of the insolvency, for those claims allowed against the Ceding Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of insolvency of the Ceding Company, the liquidator, rehabilitator, receiver, or statutory successor will give written notice to MARC of all pending claims against the Ceding Company on any policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, MARC may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Ceding Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by MARC will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by MARC. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

MARC will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Ceding Company on policies reinsured under this Agreement.

16.3	Insolvency of MARC

In the event of MARC’s insolvency, the Ceding Company may cancel the Agreement for in-force business as well as future new business and will notify MARC in writing of its intent. The parties agree to waive the notification period for this cancellation, and the effective date will be no earlier than the effective date of MARC’s insolvency.

Article 17 - ERRORS AND OMISSIONS

If through unintentional error, oversight, omission, or misunderstanding (collectively referred to as “errors”), MARC or the Ceding Company fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each thereupon will be restored to the position it would have occupied if the error had not occurred, including interest, except as provided for in Article 3.

If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement.

However, MARC will not provide reinsurance for policies that do not satisfy the parameters of this Agreement, nor will MARC be responsible for negligent or deliberate acts or for repetitive errors in administration by the Ceding Company that have not been corrected in a reasonable period of time. If either party discovers that the Ceding Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, MARC may require the Ceding Company to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future. If, after discovery or notification from either party, MARC has received no evidence that the Ceding Company has taken action to remedy such a situation, MARC’s liability is limited to correctly reported policies only.

Article 18 - DISPUTE RESOLUTION

In the event of a dispute arising out of or relating to this agreement, the parties agree to the following process of dispute resolution. Within thirty (30) days after MARC or the Ceding Company has first given the other party written notification of a specific dispute, each party will appoint a designated company officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The designated officers will decide the specific format for such discussions.

If the officers cannot resolve the dispute within thirty (30) days of their first meeting, the dispute will be submitted to formal arbitration, unless the parties agree in writing to extend the negotiation period for an additional thirty (30) days.

Article 19 - ARBITRATION

It is the intention of MARC and the Ceding Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all matters with the highest good faith. If MARC and the Ceding Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, and the dispute cannot be resolved through the dispute resolution process described in Article 18, the dispute will be decided through arbitration.

To initiate arbitration, either the Ceding Company or MARC will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will acknowledge to the notification in writing within fifteen (15) days of its receipt.

There will be three arbitrators who will be current or former officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries. Each of the parties will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within sixty (60) days of the appointment of the second arbitrator, then each arbitrator shall nominate three candidates [within ten (10) days thereafter], two of whom the other shall decline, and the decision shall be made by drawing lots for the final selection.

Once chosen, the arbitrators are empowered to select the site of the arbitration and decide all substantive and procedural issues by a majority of votes. As soon as possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators will have the power to determine all procedural rules of the arbitration including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they will weigh the evidence and consider any objections. Each party may examine any witnesses who testify at the arbitration hearing.

The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the life insurance and reinsurance industries rather than on strict interpretation of the law. The decision of the arbitrators will be made by majority rule and will be submitted in writing. The decision will be final and binding on both parties and there will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment. The arbitrators may not award any exemplary or punitive damages.

Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

This Article will survive termination of this Agreement.

Article 20 - CONFIDENTIALITY

20.1	Privacy

MARC agrees to treat Customer Information provided by the Ceding Company as confidential, as prescribed under Federal and State laws and regulations related to privacy. Customer Information includes, but is not limited to, medical, financial, and other personal information about proposed, current, and former policyowners, insureds, applicants, and beneficiaries of policies issued by the Ceding Company. MARC may disclose such information to its retrocessionaires as necessary to perform its internal risk-management functions and to comply with retrocessionaire requirements. MARC may also disclose such information to its external auditors as necessary to comply with audit requirements. MARC will take reasonable steps to assure such outside parties maintain the confidentiality of Customer Information.

MARC will furnish to the Ceding Company a copy of MARC’s privacy policy upon request.

20.2	Proprietary Information

(a)	The Ceding Company and MARC acknowledge that compliance with the terms of this agreement requires that they exchange Proprietary Information with each other.

(b)	Proprietary Information includes, but is not limited to, business plans, trade secrets, experience studies, underwriting manuals, guidelines and decisions, applications, policy forms, quote terms, actuarial data and assumptions, valuations, financial condition, and the specific terms and conditions of this agreement.

(c)	Proprietary Information will not include information that:

(i)	is or becomes available to the general public other than as a result of disclosure by the party receiving the information ( hereinafter the “Recipient”);

(ii)	is developed independently by the Recipient;

(iii)	is acquired by the Recipient from a third party that is not known by the Recipient to be bound to keep the information confidential; or

(iv)	was already within the possession of the Recipient, and not subject to a confidentiality agreement, prior to being furnished by the other party.

20.3	MARC and the Ceding Company shall hold all Proprietary Information received from the other party in confidence and will not disclose such information except to their own directors, officers, employees, affiliates, and advisors (collectively the “Representatives”)

who need to know such information in connection with the proper execution of this agreement. MARC and the Ceding Company shall inform all Representatives of the confidentiality of the Proprietary Information and will direct such Representatives to treat the information accordingly.

20.4.	MARC may disclose Proprietary Information to its retrocessionaires or MIB as necessary to perform its internal risk-management functions and to comply with retrocessionaire requirements. The Ceding Company or MARC may disclose Proprietary Information to its external auditors as necessary to comply with audit requirements. The parties will take reasonable steps to assure such outside parties maintain the confidentiality of such Proprietary Information.

20.5	Either party may disclose Proprietary Information when legally compelled to do so. In such event, the party so compelled will provide the other party with prompt notice prior to disclosure so that the other party may seek an appropriate remedy.

20.6	The provisions of this Article survive for two years beyond the termination of the last in force policy reinsured under this Agreement.

Article 21 - DURATION OF AGREEMENT

This Agreement is indefinite as to its duration. The Ceding Company or MARC may terminate this Agreement with respect to the reinsurance of new business by giving thirty (30) days written notice of termination to the other party, sent by certified mail. The first day of the notice period is deemed to be the date the document is postmarked.

During the notification period, the Ceding Company will continue to cede and MARC will continue to accept policies covered under the terms of this Agreement. Reinsurance coverage on all reinsured policies will remain in force until the termination or expiry of the policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

Article 22 - EXECUTION

This Agreement is effective as of August 15 2005, and applies to all eligible policies with issue dates on or after such date and to eligible policies applied for on and after such date that were backdated for up to six (6) months to save age. This Agreement has been made in duplicate and is hereby executed by both parties.

TIAA-CREF Life Insurance Company		Munich American Reassurance Company

By:		By:
	(signature)		(signature)

	(print or type name)		(print or type name)

Title:		Title:

Date:		Date:

Location:		Location:

Attest:		Attest:
	(signature)		(signature)

Title:		Title:

Exhibit A

RETENTION LIMITS OF THE CEDING COMPANY

i.	Life Insurance – Maximum Limits of Retention

$1,500,000

First Dollar Quota Share – Ceding Company’s Quota Share Percentage

The Ceding Company will retain 30 (may be 50%) % of each policy up to the above maximum dollar retention limits.

Exhibit B

ii.	PLANS COVERED AND BINDING LIMITS

The business automatically reinsured under this Agreement is defined as follows.

B.1	Plans, Riders and Benefits

Policies issued on plans with effective dates within the applicable period shown below may qualify for automatic reinsurance under the terms of this Agreement.

Plan Name	Policy Form
Single Variable Universal Life	AM-SVUL.2
Disability Waiver of Monthly Charges	AM-SVWMC.2
Optional COI Endorsement	AM-SVLCOI.2
Higher Education Benefit Rider	pending

B.2	Basis

MARC’s share will be 50% of the total face amount on each policy on a first dollar quota share basis. This amount will not exceed MARC’s share of the maximum Automatic Binding Limits specified in Exhibit B.

B.3	Automatic Binding Limits

$15,000,000

The pool maximum auto-bind amounts above include the Ceding Company’s retention.

B.4	Jumbo Limits

The Ceding Company will not cede any risk automatically if, according to information available to the Ceding Company, the total amount in force and applied for on the life with all insurance companies, including any amount to be replaced, exceeds the applicable amounts shown below.

$25,000,000

B.5	Conditional Receipt or Temporary Insurance Agreement

Not applicable.

B.6	Cession Limits

(a)	Minimum Initial Cession	$20,000
(b)	Trivial Amount:	$0

Exhibit C

ALLOCATION RULES FOR PLACEMENT OF FACULTATIVE CASES

Exhibit D

REINSURANCE PREMIUMS

D.1	Plans covered under this Agreement will be reinsured on a YRT basis. Reinsurance premiums will be based on the 1975-80 Society of Actuaries Table with Tillinghast Extension for ages 70+, times the following percentages:

Underwriting Class	First Year	Renewal Years
Preferred Plus	0%	29%
Preferred NT	0%	34%
Standard NT	0%	45%
Standard T	0%	92%

D.2	Age Basis

Age last

D.3	Policy Fees

MARC will not participate in any policy fees.

D.4	Recapture Period

Number of years: 10 years

D.5	Substandard Ratings

Premiums will be based on the standard rate increased by an extra 25% per table of assessed rating.

D.6	Flat Extras

The total premium remitted to MARC will include the flat extra premium minus the allowances shown below.

First Year	Renewal
85%	15%

Exhibit E

CONVERSION PREMIUMS

Same as Exhibit D.

Exhibit F

SELF-ADMINISTERED REPORTING

G.1	The Ceding Company will self-administer all reinsurance reporting. The Ceding Company will send MARC the reports listed below at the frequency specified.

Transaction Reports quarterly

1.	New Business

2.	First Year – Other than New Business

3.	Renewal Year

4.	Changes and Terminations

5.	Accounting Information

Periodic Reports

6.	Statutory Reserve Information - Annual

7.	Policy Exhibit Information - Quarterly

8.	Inforce- Quarterly

A brief description of the data requirements follows below.

Transaction Reports

The Ceding Company agrees to provide the following policy data in each report as outlined in Exhibits G, H and I, and as referenced below: New Business may be combined with First Year.

1.	New Business

This report will include new issues only, the first time the policy is reported to MARC. Automatic and Facultative business will be identified separately.

2.	First Year – Other than New Business

This report will include policies previously reported on the new business detail and still in their first duration, or policies involved in first year premium adjustments.

3.	Renewal Year

All policies with renewal dates within the Accounting Period will be listed.

4.	Changes and Terminations

Policies affected by a change during the current reporting period will be included in this report. Type of change or termination activity must be clearly identified for each policy.

The Ceding Company will identify the following transactions either by separate listing or unique transaction codes: Terminations, Reinstatements, Changes, Conversions, and Replacements. For Conversions and Replacements, the Ceding Company will report the original policy date, as well as the current policy date.

5.	Accounting Information

Premiums and allowances will be summarized for Life coverages, Benefits, and Riders by the following categories: Automatic and Facultative, First Year and Renewals.

Periodic Reports

6.	Statutory Reserve Information

Statutory reserves will be summarized for Life coverages, Benefits and Riders. The Ceding Company will specify the reserve basis used.

7.	Policy Exhibit Information

This is a summary of transactions during the current period and on a year-to-date basis, reporting the number of policies and reinsured amount.

8.	Inforce

This is a detailed report of each policy in force.

Exhibit G

LIST OF RISKS REINSURED

The “List of Risks Reinsured,” showing all renewing policies, should be prepared and submitted monthly, quarterly, or annually according to the terms of the Agreement. At least once a year at the end of each year, a list must be submitted by the Ceding Company to MARC including ALL risks reinsured under this Agreement. Premiums due should be included only for the period being reported. The information requested to be shown on such lists is set out below.

A.	Policy number

B.	Name of insured (minimum is surname and first initial; prefer to have first name and middle initial as well.)

C.	Sex

D.	Date of birth (month, day, year)

E.	Issue age

*	F. Attained age

G.	Policy date (month, day, year) or date of increase/decrease in specified amount

H.	Transaction code (in force)

1.	First year, newly reported (i.e., new business)

2.	First year, previously reported (i.e., renewal business in first policy year)

3.	Renewal

I.	Substandard rating (table, mortality percentage, flat extra amount and duration. Show multiple of standard for ADB or WPD.)

J.	Plan or plan code (if more than one plan is covered by the Agreement)

K.	Underwriting class (smoker, nonsmoker, preferred, etc.)

L.	Specified amount issued (life, ADB, WPD)

M.	Death benefit option (i.e., cash value included in or in addition to the specified amount)

*	N. Current death benefit (under original policy)

O.	Proportion reinsured this policy (where applicable)

P.	Amount reinsured

Q.	Current reinsurance amount at risk

R.	Reinsurance premium (life, ADB, WPD)

*	S. Net cash amount due MARC (life, ADB, WPD)

*	T. Automatic or facultative

*	U. Currency code if not U.S. currency

*	Desirable but not required

Exhibit G

(continued)

There should be separate subtotals for all items listed below. Each subtotal should include:

Policy count	(life—separately for new business, renewals, and combined)
Reinsurance amount at risk	(separately for new business, renewals, and combined)
Reinsurance premium	(separately for new business, renewals, and combined)
Reinsurance commission	(separately for new business, renewals, and combined)
Net amount due MARC	(separately for new business, renewals, and combined)

The various policy details including reinsurance amount at risk and proportion reinsured shown on the “List of Risks Reinsured” should correspond to the in force after any changes reported concurrently on the “List of Amendments.” We need a grand total each reporting period for policy count in force and reinsurance amount at risk in force (separately for new business, renewals, and combined). A separate total of ADB in force is needed. This need not be separated into new business and renewals.

A grand total of reinsurance premium and net amount due MARC, including all in force and amendments, should be shown (separately for first year, renewals, and combined categories). Separate totals should be provided for life, ADB, and WPD. This may be shown on the “List of Risks Reinsured” or may be included in a separate summary.

Where premiums for more than one period are being reported on a single list, the basic identification (policy number, name of insured, sex, date of birth, age, and policy date) need be shown only one time on the first line for the policy. Subsequent lines should each relate to a different period and the period involved should be indicated.

Although an increase or decrease in the specified amount will not, as a rule, result in the issuance of a new policy, the amount of such increase or decrease should be reported separately from the base specified amount so that differences in premium rates can be reflected. For example, the amount of increase in specified amount might involve a substandard rating that differs from the rating for the base specified amount. In any such case, it might be a good idea to assign a separate policy number suffix.

Reporting formats will be agreed upon by Ceding Company and MARC. Any significant deviations from these reporting guidelines must be agreed to by MARC and Ceding Company.

Exhibit H

LIST OF AMENDMENTS

Each “List of Amendments” (monthly, quarterly, or annual) should show details for each policy for which any transaction (see codes 4–12 below) occurred which has an effect on either the reinsurance amount at risk or reinsurance premium. The basic policy details to be shown include the following:

a.	Policy number

b.	Name of insured

*	c. Date of birth

d.	Transaction code (changes to in force)

4.	Termination without value

5.	Policy not placed (NTO)

6.	Surrender (full or partial)

7.	Reinstatement

8.	Increase in specified amount

9.	Decrease in specified amount

10.	Conversion or change of plan (e.g., Option A to Option B)

11.	Death

12.	Other (Please describe.)

Under item 12, we would like you to describe any other amendments such as partial recapture, full recapture, table rating reduction, etc,

e.	Effective date of transaction

f.	Net increase or decrease in reinsurance amount at risk from the reinsurance amount at risk last reported to MARC before the change

g.	Reinsurance premium adjustment (separately for first year/renewal)

h.	Net adjustment due MARC (separately for first year/renewal)

i.	Currency code if not U.S. currency

Subtotals of policy count and reinsurance amount at risk should be provided for each transaction code where the transaction is such that the life policy count in force is altered by the transaction. For items g and h only grand totals are required (separately for first year/renewal/combined).

The premium adjustments should include adjustments up to the current reporting period (e.g., month, quarter). Premiums for the current reporting period should appear on the “List of Risks Reinsured.”

It is not necessary to adhere strictly to the set of transaction codes shown above as long as the amendments are clearly identified and appropriate subtotals and totals can be provided.

*	Desirable but not required

Exhibit I

IN-FORCE SUMMARY FORM

SELF-ADMINISTERED LIFE REINSURANCE

Summary Report

For the Period                      through

To Munich American Reassurance Company

Company Name	Account Number

Treaty ID:

Plan ID:

Prepared By	Date	Phone

I.	Policy Exhibit Summary (Life Reinsurance Only)

	Number of Policies	Amount of Reinsurance
A. In Force As Of Last Report
B. New Paid Reinsurance Ceded
C. NTO
D. Reinstatements
E. Administrative New Business (Conversions, Etc.)
F. Lapses
G. Recaptures
H. Surrenders (Coinsurance Only)
I. Death
J. Expiries
K. Administrative Lapses
L. Increase/Decrease	XXXXXX
M. In Force As Of Current Report
N. ADB In Force As of Current Report	XXXXXX

II.	Accounting Summary

Category	Premiums		Commissions		Other*	Net Due MARC-Life
	First Year	Renewal Year	First Year	Renewal Year
Life
WP
ADB

Total

*	If more than one category is included (e.g., surrender benefits, dividends), please show details on the reverse side of this form.

	FACULTATIVE-AUTOMATIC SUBMISSION	Munich American Reassurance
Company
Ceding Co.: __________________________________	ORIGINAL-ADDITIONAL-MIB Inquiry Only	P. O. Box 3210, Atlanta, GA 30302-
3210
Address: __________________________________		Telephone: (770) 350-3200
Underwriter’s Name: __________________________	DATE:	Fax: (770) 350-3412
Underwriting Area: _____________________________

Insured’s Name (Lst, Fst, M) ____________________________	Policy Number: _______________________________________	Original Pol No.: ________________________
Date of Birth: ____________ Issue Age: Sex:	Policy Date: __________________________________________	Original Pol Date: _______________________
Birth State: ______________Birth Country: _______________	Reins Eff Date: _______________________________________	Original Iss Age: ________________________
Reside State: _____________Reside Country: ______________		Continuation: __________ Duration: _______
Occupation: __________________________________________	Policy Certificate ID: ___________________________________
Second Insured’s Name: ________________________________
Date of Birth: _________________Issue Age: Sex:

				LIFE	WPD	ADB
Plan Name: Smoker Code:	Previous In Force
Rider Name: Smoker Code:	Previous Retained
Issued This Policy
Life Rates:	Retained This Policy
Reserve Basis:	Reinsured Amount

Benefit 1: Ben 1 Rating:	Policy		Amount	Inforce Policies:
Benefit 2: Ben 2 Rating:	Year	Age	At Risk	Policy	Issue Amount		Retained Amount
Benefit 3: Ben 3 Rating:				Number
Benefit 4: Ben 4 Rating:
Benefit 5: Ben 5 Rating:

Flat Extra 1: Flat Ex 1 Dur:
Flat Extra 2: Flat Ex 2 Dur:				Comments

Submission Type: Fac ____________ Auto ____________________	Submitted File Includes:
Original Submission Date: ____________________________________			Application		X-Ray
Circle Withdrawal Reason:			Medical Examination		Other Medical Underwriting Data
1. Underwriting Not Complete			Blood Profile		Inspection Report
2. Policy Not Delivered			Heart Chart		Additional Inspection Report
3. All Within Our Retention			Attending Physician’s Report		Aviation Questionnaire
4. Placed With Automatic Reinsurer			Microscopic Urinalysis		Other Non-medical Data
5. Placed With Another Reinsurer:			Electrocardiogram
a) Rating b) Requirements c) Quicker Response